UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2009

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the capitalization table of OceanFreight Inc. (the “Company”) as of December 31, 2008, as adjusted and as further adjusted.

This report is incorporated by reference into the Company’s F-3 Registration Statement (File no. 333-150579) that was filed with the Securities and Exchange Commission (the “Commission”) with an effective date of June 6, 2008.

Exhibit 1
CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2008:

•	on an actual basis;

•
on an adjusted basis to give effect to (i) the payment of the principal installments under our Nordea senior secured credit facility and DVB secured credit facility of $6.9 million on January 2, 2009 and $2.75 million on March 16, 2009, respectively; (ii) the partial repayment of the sellers’ credit of $6.1 million; (iii) the incurrence of $29.56 million of indebtedness under the DVB secured credit facility, which we drew down in full on January 14, 2009; (iv) the prepayment of $25 million pursuant to our amendatory agreement to our Nordea credit facility dated January 9, 2009, which we paid on January 23, 2009; and (v) the issuance of 3,150,000 common shares pursuant to the Standby Equity Purchase Agreement with YA Global SPV Ltd., dated January 30, 2009, as amended (“SEPA”), resulting in net proceeds $6.1 million less legal and other related expenses of $0.3 million.

•
on a further adjusted basis giving effect to (a) the issuance and sale of the remaining 73,305,507 common shares of our authorized share capital of 95,000,000 common shares pursuant to the SEPA at a price equal to 98.5% of the dollar volume weighted averaged price on the day we sell shares, resulting in net proceeds of approximately $113.36 million; and (b) the payment of the $18.9 million balance of the sellers’ credit from the proceeds of the sale of shares offered pursuant to the SEPA.

	As of December 31, 2008
	(in thousands of U.S. Dollars)

	Actual	As Adjusted (1)	As Further Adjusted (2)
Debt
Current portion of long-term debt	$60,889	$37,195	$37,195
Long-term debt, net of current portion	247,111	265,674	265,674
Short-term unsecured sellers credit	25,000	18,900	-
Total debt	$333,000	$321,769	$302,869
Shareholders’ equity
Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued	—	—	—
Common shares, $0.01 par value; 95,000,000 shares authorized, 18,544,493 shares issued and outstanding actual, 21,694,493 shares issued and outstanding as adjusted and 95,000,000 shares as further adjusted	185	217	950
Subordinated shares, $0.01 par value; 10,000,000 shares authorized, 0 shares issued and outstanding actual, as adjusted and as further adjusted	—	—	—
Additional paid-in capital	271,824	277,628	390,258
Accumulated deficit	(25,048)	(25,048)	(25,048)
Total shareholders’ equity	246,961	252,797	366,160
Total capitalization	$579,961	$574,566	$669,029

____________

(1)	There have been no material changes to our capitalization since December 31, 2008, as so adjusted.

(2)	Assumes a sales price of $1.57 per share, which was the last reported closing price of our common stock on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

Dated: March 27, 2009	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
Chief Executive Officer

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